Exhibit 99.1

Brenmiller Energy CEO Issues Letter to Shareholders

Rosh Ha’ayin, Israel, June 25, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”), today issued a shareholder update from its Chairman and Chief Executive Officer, Avi Brenmiller.

Dear Shareholders,

I would like to begin by thanking you for your confidence in our Company over the years. I am very happy to report that Brenmiller Energy has reached a point where our vision, for a world where renewable energy is plentiful and heat has no carbon footprint, is becoming a reality.

As a result of our team’s focused commitment, industry-leading research and development activities, and collaborations across several countries, we have deployed and are developing a combined 73 MWh of our pioneering bGen™ TES systems worldwide. In our view, Brenmiller has made significant contributions to the advancement of the TES industry. After more than a decade in the space, we are amazed to see the market expand so rapidly, creating demand for our technology and growing our project pipeline in tune. Last month, we announced a robust potential 49 project pipeline in 13 countries, valued at approximately $500 million in potential sales. As global energy and regulatory markets evolve, we are beginning to reach critical inflection points that make adopting our TES technology not just the right choice for the planet but the smarter financial choice too.

I am especially thrilled to share that we have crystalized a new and innovative Heat as a Service (“HaaS”) business model that, we believe, will help mature our vision for TES technology and accelerate access to zero-emission heat for industrial power users. Through this approach, we will also have the ability to design, build, deploy, own, and operate our bGen™ thermal batteries at customer sites with the aim of taking advantage of local power market incentives to deliver customers the lowest possible cost for heat and generate multiple, high-margin recurring revenue streams for ourselves and our customers over the lifetime of a project. By maintaining ownership of our customer-sited technology, we are able to help mitigate considerable CapEx costs and risk for customers—which regularly deter operationally conservative industrial manufacturers from making the energy transition. We believe our HaaS solution is a win-win for our customers, facilitating access to reliable renewable energy at a fixed discounted rate for many years to come. We are already seeing increased demand for our TES technology through our HaaS offering and are now looking ahead and planning to meet our current and future customers’ growing needs for clean, reliable, and around-the-clock heat.

To meet the heightened demand for our bGen™ systems, we are joining forces with environmentally savvy companies in each of the jurisdictions in which we are active. To date, we have established several strategic relationships in Europe, the United States, India, and Canada. Our partners will be responsible for project development, finance, construction, and operation while our core team continues to focus its attention on servicing current demand for our TES products and fulfilling our purchase orders. Strategic collaborations with global players with strong financial backing and business capabilities provide a sturdy backbone for our operations, allowing our small, yet mighty 50-person team to offer services to some of the largest companies in the world.

As previously reported, we are paying special attention to our flagship project at Tempo Beverages Ltd.’s (“Tempo”) beverage production facility in Netanya, Israel. Backed by Heineken, Tempo is the sole producer and distributor of Heineken and Pepsi products in Israel. Our team recently moved to the construction phase of the project and has begun manufacturing key components for Tempo’s 32 MWh bGen™ from our gigafactory in Israel.

The Tempo bGen™ is one of our most significant projects at this time. Our project with Tempo is proof that the tides are changing. We are seeing more and more interest from some of the world’s largest corporations because our solutions are competitive with natural gas and less volatile than oil. We are proud to be leading innovation in the nascent TES industry, which at this point has merely a handful of commercial implementations—several of which are ours—to demonstrate the tremendous potential of this technology to mitigate hundreds of millions of carbon dioxide equivalent emissions per year.

Our gigafactory manufacturing capabilities, increased interest in our HaaS offering and global relationships will help us grow our footprint of installed TES systems worldwide. Toward this end, over the last two months, we have raised approximately $4.5M in gross proceeds of equity capital under our “at-the-market” offering facility, which together with our $4M gross proceeds from our capital raise earlier this year, we believe will support our corporate and project financing needs.

I will leave you with our recently updated investor deck, which can be found on our website at https://bren-energy.com/wp-content/uploads/2024/06/BNRG-Company-Public-Deck-25062024-4854-2207-4058.6-1.pdf.

Now more than ever, I am confident in our ability to deliver for our shareholders, our customers and the planet.

Sincerely,

Avi Brenmiller, CEO

Brenmiller Energy Ltd.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the future demand for the Company’s technology and its potential 49 project pipeline in 13 countries, valued at approximately $500 million in potential sales, the Company’s new HaaS business model that will help mature its vision for TES technology and accelerate access to zero-emission heat for industrial power users and its implications on the Company’s ability to design, build, deploy, own, and operate its bGen™ thermal batteries at customer sites, and taking advantage of local power market incentives to deliver customers the lowest possible cost for heat and generate multiple, high-margin recurring revenue streams for the Company and its customers over the lifetime of a project, mitigate considerable CapEx costs and risk for customers, access to reliable renewable energy at a fixed discounted rate, and the Company’s ability to meet our current and future customers’ growing needs. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com